Date: April 23, 2015

Contact: William W. Traynham, Chief Financial Officer
434-773-2242
traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:** AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS FIRST QUARTER 2015 EARNINGS

Merger with MainStreet BankShares, Inc. ("MainStreet"), parent of Franklin Community Bank, N.A. ("Franklin"), closed January 1, 2015
Q1 2015 net income of $3.5 million and diluted EPS of $0.40
Net interest margin of 3.73% for Q1 2015
Nonperforming assets 0.50% of total assets
Average shareholders' equity of $196 million is 12.91% of average assets

Danville, VA -- American National Bankshares Inc. ("American National") (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced first quarter 2015 net income of $3,515,000 compared to $3,450,000 for the first quarter of 2014, a $65,000 or 1.9% increase. Diluted earnings per share were $0.40 for the 2015 quarter compared to $0.44 for the 2014 quarter. Net income for the first quarter of 2015 produced a return on average assets of 0.93%, a return on average equity of 7.17%, and a return on average tangible equity of 10.02%.

Earnings for the 2015 quarter were favorably impacted by the January 2015 merger between American National and MainStreet Bankshares, Inc.

Financial Performance and Overview

Jeffrey V. Haley, President and Chief Executive Officer, reported, "The lead story for early 2015 is our acquisition of MainStreet and its banking subsidiary, Franklin Community Bank, N.A. This merger closed on January 1, 2015, and it is a wonderful way to start the New Year. We are delighted to welcome the Franklin County bankers and their customers into the American National community bank family and we plan to continue the high quality of service our Franklin customers have come to expect, with even more options in banking products and services.

"The merger with MainStreet has had a substantial impact on our balance sheet.

"At March 31, 2015, American National had $965,902,000 in loans compared to $783,369,000 at March 31, 2014, an increase of $182,533,000 or 23.3%. Of this increase, $112,901,000 or 61.8% relates directly to the MainStreet acquisition.

"Organic loan growth over the past year was $69,632,000 or 8.9%. Organic loan growth over the past quarter was $12,076,000 or 1.4%.

"At March 31, 2015, American National had $1,242,675,000 in deposits compared to $1,051,249,000 at March 31, 2014, an increase of $191,426,000 or 18.2%. Of this increase, $135,568,000 or 70.8% relates directly to the MainStreet acquisition. The deposit growth was strong in all categories, but notably in non-maturity (core) deposits. We are continuously attempting to grow core deposits and their affiliated relationships, but the challenge in this ongoing low rate environment is to do that in a cost effective and yet competitive manner. Our cost of interest bearing deposits for the first quarter was 0.52%, compared to 0.60% for the 2014 quarter.

"On the income statement side, our net income for the first quarter was $3,515,000, up from $3,450,000 in the 2014 quarter, an increase of $65,000 or 1.9%.

"We had several drivers that impacted quarterly results.

"The merger with MainStreet had a significant and positive impact to operating results.

"Provision for loan loss increased during the 2015 quarter, related to organic growth in loan volume and our regular review of cash flow expectations on loans acquired with deteriorated credit quality.

"Noninterest income was higher in the 2015 quarter by $453,000 or 16.8%, related mostly to the MainStreet merger.

"Noninterest expense was higher in the 2015 quarter by $1,624,000 or 19.3%, related mostly to the merger and to merger related, one-time expenses. The one-time merger costs were $359,000 for the quarter."

Haley concluded, "The beginning of a New Year is a great time to reflect on strategy and corporate goals. We continue to believe that community banking is an industry where imagination and flexibility pay long term dividends. For American National, we will continue our focus on high quality organic growth, and at the same time prepare American National for the next appropriate strategic acquisition opportunity that may arise."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements.

For the quarter ended March 31, 2015, average shareholders' equity was 12.91% of average assets, compared to 13.04% for the quarter ended December 31, 2014, and compared to 13.05% for the quarter ended March 31, 2014.

Book value per common share was $22.58 at March 31, 2015, compared to $22.07 at December 31, 2014, and $21.57 at March 31, 2014

Tangible book value per common share was $17.09 at March 31, 2015, compared to $16.86 at December 31, 2014, and $16.27 at March 31, 2014.

Credit Quality Measurements

Non-performing assets ($5,123,000 of non-performing loans and $2,653,000 of other real estate owned) represented 0.50% of total assets at March 31, 2015, compared to 0.68% at March 31, 2014.

Annualized net charge offs to average loans was eight basis points 0.08% for the 2015 first quarter, compared to 1 basis point (0.01%) of net recoveries for the same quarter in 2014.

The allowance for loan losses as a percentage of total loans was 1.33% at March 31, 2015 compared to 1.61% at March 31, 2014. The largest driver of this change was the merger with MainStreet, whose loans have been marked to fair value at the merger date and whose related allowance for loan loss was eliminated in the valuation process.

Other real estate owned was $2,653,000 at March 31, 2015, compared to $3,233,000 at March 31, 2014, a decrease of $580,000 or 17.9%.

Merger related financial impact

The fair value adjustments related to our two recent mergers have had a favorable impact on pretax income for the American National.

The July 2011 merger with MidCarolina Financial Corporation ("MidCarolina") continues to have a positive, but declining, impact on net interest income and pretax income. For the first quarter of 2015, the fair value impact to net interest income for this acquisition was $410,000, compared to $605,000 for the comparable quarter in 2014. The net impact to pretax income for the first quarter of 2015 was $184,000, compared to $378,000 for the comparable quarter of 2014.

The January 2015 merger with MainStreet was closed at the beginning of this quarter. For the first quarter of 2015, the fair value impact to net interest income for this acquisition was $703,000. The net impact to pretax income for the first quarter of 2015 was $629,000.

Net Interest Income

Net interest income before provision for loan losses increased to $12,378,000 in the first quarter of 2015 from $10,459,000 in first quarter of 2014, an increase of $1,919,000 or 18.3%.

For the 2015 quarter, the net interest margin was 3.73% compared to 3.71% for the same quarter in 2014, an increase of two basis points. This increase was driven by higher levels of accretion income and greater volumes of earning assets.

Provision for loan losses

Provision expense for the first quarter of 2015 was $600,000 compared to zero for the first quarter of 2014.

The need for additional provision expense was driven primarily by an increase in loan volume, the regular quarterly review of expected cash flows on certain purchased credit impaired loans from the MidCarolina merger, and a small uptick in loan charge offs. It was partially mitigated by improving economic conditions and continuing strong asset quality metrics.

Noninterest Income

Noninterest income totaled $3,156,000 in the first quarter of 2015, compared with $2,703,000 in the first quarter of 2014, an increase of $453,000 or 16.8%. The primary driver of the increase was the increase in transaction volume related to the MainStreet merger.

Noninterest Expense

Noninterest expense totaled $10,047,000 in the first quarter of 2015, compared to $8,423,000 in the first quarter of 2014, an increase of $1,624,000 or 19.3%.

All expense categories were impacted by the MainStreet merger and the integration of Franklin Community Bank into American National's operations.

However, one time, merger related expense, related to the MainStreet acquisition, accounted for $359,000 or 22% of the increase. The operational conversion of the Franklin Community Bank was originally anticipated in late first quarter 2015. However, due to logistical issues between technology vendors it has been delayed until mid-May. Consequently, management expects there will be significant additional one time, merger related expense during the second quarter, mostly related to data processing system integration. The expenses in this category are one-time in nature, related directly to effecting the merger transaction, and are comprised of data processing, legal and accounting, investment banking, and change-in-control payments.

About American National

As of January 1, 2015, with the closing of the acquisition of MainStreet BankShares, Inc., American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.5 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 27 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $748 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.